February 3, 2023

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	VIA EDGAR

Re:	Summit Financial Group, Inc.

Registration Statement on Form S-4 (as amended)

File No. 333-269369

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Summit Financial Group, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the “Registration Statement”), be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Tuesday, February 7, 2023, or as soon thereafter as practicable.

The Company hereby authorizes Sandra M. Murphy of Bowles Rice LLP, the Company’s counsel, to orally modify or withdraw this request for acceleration. We request that we be notified of such effectiveness by a telephone call to Ms. Murphy at (304) 347-1131 and that such effectiveness also be confirmed in writing.

Thank you for your assistance.

SUMMIT FINANCIAL GROUP, INC.

By:	/s/ H. Charles Maddy, III
H. Charles Maddy, III
President and Chief Executive Officer

cc: Sandra M. Murphy, Esq.